HELIOGEN, INC.
130 West Union Street
Pasadena, California 91103

January 31, 2022

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Heliogen, Inc. Registration Statement on Form S-1 File No. 333-262319

Ladies and Gentlemen:

Heliogen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 3, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp and David Young of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, David Young at (310) 883-6416.

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Very truly yours,

HELIOGEN, INC.

By:	/s/ Bill Gross
Name:	Bill Gross
Title:	Chief Executive Officer

cc:	David Peinsipp, Cooley LLP

David Young, Cooley LLP